Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

(Commission File No. 001-01063)

Dana Incorporated intends to present and/or distribute to certain investors the following slide presentation starting March 13, 2018.

Dana Incorporated

Important Information for Investors and Stockholders This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Dana and GKN, an entity to be formed for this proposed transaction (“SpinCo”) will file with the Securities and Exchange Commission (“SEC”) a registration statement containing a joint proxy statement/prospectus, which will constitute a preliminary prospectus of SpinCo and a preliminary proxy statement of Dana, and Dana will file with the SEC a proxy statement on Schedule 14A. The materials to be filed by Dana and SpinCo will be made available to Dana’s investors and stockholders at no expense to them and, once available, copies may be obtained free of charge on Dana’s website at www.dana.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Dana are urged to read the registration statement, the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the proposed transaction and the parties to the proposed transaction. Dana and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies of Dana stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Dana’s executive officers and directors in the solicitation by reading Dana’s preliminary proxy statement for its 2018 annual meeting of stockholders, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and proxy statement and other relevant materials which will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Dana’s participants in the solicitation, which may, in some cases, be different than those of Dana’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available. Forward-Looking Statements Certain statements and projections contained in this presentation are, by their nature, forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the combined company’s business, performance and opportunities, including cost synergies and projections; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Such risks and uncertainties, include, without limitation, risks related to Dana’s ability to complete the proposed transaction on the proposed terms and schedule, including obtaining shareholder and regulatory approvals; unforeseen liabilities; future capital expenditures; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed transaction will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employers or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Dana’s business. Dana’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings discuss important risk factors that could affect our business, results of operations and financial condition. The forward-looking statements in this communication speak only as of this date. Dana does not undertake any obligation to revise or update publicly any forward-looking statement for any reason Safe Harbor Statement

The Dana Leadership Team Jim Kamsickas President, Chief Executive Officer Jonathan Collins Executive Vice President, Chief Financial Officer Finance Craig Price Senior Vice President Purchasing Dwayne Matthews President, Power Technologies Mark Wallace Executive Vice President, President, Commercial Vehicle Driveline Technologies Aziz Aghili President, Off-Highway Drive and Motion Technologies Bob Pyle President, Light Vehicle Driveline Technologies Mariya Trickett Senior Vice President Antonio Valencia Senior Vice President Human Resources China Christophe Dominiak Senior Vice President, Chief Technical Officer Engineering Doug Liedberg Senior Vice President, General Counsel & Secretary Legal Business Units

History

© Dana 2018 $ 2017 sales: $7.2 billion 139 major facilities 33 countries on 6 continents With customers in 140+ countries 22 Technical Centers ~30,000 people Based in Maumee, Ohio, USA Founded in 1904 Snapshot

© Dana 2018 To be the technology leader in efficient power conveyance and energy-management solutions that enable our customers to achieve their sustainability objectives Our Vision

© Dana 2018 Our talented people power a customer-centric organization that is continuously improving the performance and efficiency of vehicles and machines around the globe We will consistently deliver superior products and service to our customers and will generate exceptional value for our shareholders This mission is embodied in our company theme: Our Mission

© Dana 2018 Honesty and Integrity Good Corporate Citizenship Continuous Improvement Open Communication Our Core Values

Dana Overview

End Markets

Light Vehicles



Heavy Vehicles



Off-Highway



Core Technologies

Technology	Applications
Driveline Technologies	**Vehicle Driveline:** Axles, driveshafts, transmissions, hydraulic wheel and track drives, drive units for electric and hybrid vehicles
Motion Technologies	**Vehicle and Stationary-Industrial Working Functions** Winches, slew drives, planetary gearboxes, hydraulic pumps, motors and valves, electronic controls
Sealing Solutions	**Vehicle Engine and Transmission:** Gaskets and seals, transmission separator plates, plastic cam cover and oil pan modules, heat shields, and fuel cell plates
Thermal Management	**Vehicle Engine and Transmission:** Transmission and engine oil cooling, battery and electronics cooling, charge air cooling, and exhaust-gas and heat recovery
Digital Services	**SaaS Applications:** Tire analytics, intelligent load monitoring, predictive analytics, active and passive controls

Business Units

Light Vehicle Driveline	Commercial Vehicle Driveline	Off-Highway Drive and Motion	Power Technologies
44%	20%	21%	15%

© Dana 2018 9

Brilliance Jinbei Customer Breadth

Excellence in Innovation Top Powertrain Supplier PACE Award Finalist Outstanding Supplier Most Valuable Brand Design & Development Top Value Add / Engineering Innovation Award Sustainability Award Supplier Quality Excellence Industry Recognitions

Select Key Vehicle Programs

Ford F250-F450 Super Duty



Sany 5T Wheel Loader



GM Colorado/Canyon



Dynapac Compactor



JLG Skytrak



Mercedes-Benz GLC



Deutz 6-7 AG Tractor



Ford Medium Duty Trucks



Nissan Titan



Jeep Wrangler



Audi Q5



MAN VW Constellation Truck



Bahrat Benz Medium Duty



Jaguar F-Pace



Toyota Hilux



Ford Global Ranger



© Dana 2018 12

Six of Ward’s 2017 Ten Best Engines 2017 North American Truck of the Year 2017 North American Utility Vehicle of the Year 2017 Motor Trend Truck of the Year Key Platforms Recognitions

Product Overview





Engine

Seals & Gaskets

Battery Cooling

Electronics Cooling

Engine Cooling

Driveshaft

Aluminum Driveshafts

Steel Driveshafts

Industrial Driveshafts

Universal Joints

Constant Velocity Joints

Motion

Hydraulics Motors & Pumps

Gearboxes

Winches

Valves & Electronic Controls

Transmission

Sealing & Cooling

Active Warm Up

Transmissions

- Hydrostatic
- Hydrodynamic
- Hydromechanical Variable
- Continuously Variable Planetary

Axles & Drives

Drive Axles

Steer Axles

Electric Axles

AWD Systems

Disconnect Systems

Active Differential Seals

Wheel Drives

Track Drives

© Dana 2018 14

The Dana Brand Family Driveline Technologies Sealing Solutions Thermal Management Digital Services Intelligent Load Monitoring Tire Analytics OpTiMa™ Motion Technologies

Commercial and Regional Diversity Commercial Presence Regional Presence Note: Includes 100% DDAC; Figures shown as % of 2017 Sales. 1Includes sales to Hyundai Mobis that support FCA vehicles.

Light Vehicle Mobility Market Participation Commercial Vehicles Off-Highway US Housing Starts 2014–’18E CAGR: 7% Construction / Agriculture Remains Below Trend with Late-Cycle Upside Ongoing Recovery and Stability in Heavy Truck Market ACT Outlook for North America (Units in 000s) Shift in Vehicle Base with Solid Global Growth Source:Dodge, Bloomberg, Wall Street research and IHS. Powertrain Share by Vehicle Type (mm) 2016–’20E CAGR: 5% 2017A Sales Contribution 2017A Sales Contribution 2017A Sales Contribution Note: Includes 100% DDAC; Figures shown as % of 2017 Sales.

Dana Global Manufacturing Footprint North America Europe CORP CV LV OH PT Tech Center (stand-alone only) South America Asia AUS / NZ South Africa MI WI IL IN OH PA WV NY Canada TO 1 Includes 100% DDAC; Figures shown as % of 2017 Sales. OH Sales by Region(1) Facility Breakdown LV CV PT Corp

© Dana 2018 Key Investment Highlights

Dana Investment Highlights Global Presence 1 Cycle Positioning 5 Broad Customer Base 2 Solid Balance Sheet 7 Expanding Margins & Cash Flow 6 Relevant Technology Portfolio 3 Strong Sales Backlog 4 Clear Investment Priorities 8

Global Presence Represents a competitive advantage in each end market served 1 Regional demand fluctuations balanced through capacity utilization Existing footprint leveraged to capitalize on growth opportunities Technology utilized across multiple end markets Global supply chain integrated to drive lowest landed cost Operating Footprint

Broad Customer Base No customer is >20% of sales and cross-end-market commercial synergies exist 2 Group represents more than 50% of our global sales We supply each in every region of the world Represents all three of our end markets Served by at least two of our four business units Select Customers

Relevant Technology Portfolio 3 Products are differentiated through proprietary technology Consistent and efficient R&D spend of ~3% reflects commitment to innovation Vast intellectual property assets with 4,000 active patent cases Investment is leveraged across three end markets Key Technologies

Strong Sales Backlog 4 Current sales backlog of $800M is balanced commercially and regionally Virtually all existing programs secured through the end of the decade Large portion of backlog driven by new programs and products from new vehicles and technology Backlog calculation is booked new business net of any losses of existing programs Backlog Comportment

5 Cycle Positioning Positioned to benefit from recovery in global commercial and off-highway end markets Light Vehicle Commercial Vehicle Off Highway Market Historical Trend 2017 to 2020 2009 to 2020 North America (Full Frame Truck) Europe South America Asia Pacific 0% CAGR Market Historical Trend 2017 to 2020 2009 to 2020 North America Europe South America Asia Pacific Agriculture Construction Historical Trend 2017 to 2020 2017 to 2020 2006 to 2020 North America Europe South America Asia Pacific Light Truck Market Medium / Heavy Truck Market +3% CAGR +9% CAGR +3% CAGR +4% CAGR 0% CAGR +11% CAGR -4% CAGR 4% CAGR 4% CAGR 4% CAGR 2% CAGR 3% CAGR 3% CAGR 3% CAGR 3% CAGR

⑥ Expanding Margins and Cashflow


Adj. EBITDA Margin & FCF Progression
EBITDA Margin
FCF Margin
+200bp Adj. EBITDA Margin
+260bp FCF Margin
10.8%
~2.4%
12.8%
~5.0%
2015A
End Market Demand
Backlog
Performance
2019T

- End market demand changes have had a **significant impact** to top line and margins
- Backlog to convert at **accretive margins** due to fixed cost leverage
- **Leveraging core** capabilities in design, manufacturing, engineering, purchasing, and distribution will incrementally improve margins

Margin expansion of ~200 bps in earnings and ~260bps in cash flow

© Dana 2018 26

6 $ in Millions 12/31/2017 Total Debt(1) $1,821 Cash 643 Net Debt $1,178 LTM EBITDA $835 Net Leverage 1.4x Revolver Capacity $578 Total Liquidity $1,221 Credit Metrics and Debt Maturity Cash Flow Revolver (Not Drawn) $600 7 Prudent balance sheet management resulting in very strong credit metrics provides flexibility to invest to deliver profitable growth No significant debt maturities in the next four years Acquisitions have been funded with cash on hand Committed to preserving a strong balance sheet Strong Balance Sheet Term Loan Amortization 4.2%(2) 5.5% 4.1%(3) 5.3%(4) 1 Total debt includes $1.5bn bonds, $275m Term Loan, and $46m other debt. 2 Effective rate, 6% coupon. 3 Effective rate, 5.75% coupon. 4 Effective rate, 6.5% coupon.

Clear Investment Priorities 8 Organic Growth Inorganic Growth 1 2 Cash Repatriation 4 Capital Structure 3 Investing to deliver backlog generates attractive returns Targeting consistent capital spend levels at ~4% of sales Selectively expand product technology Enhance geographic presence Reduce debt and pension liabilities Drive towards investment grade credit metrics Pay competitive dividend; increase from $0.06 to $0.10 per share Ambient level of share repurchase to mitigate dilution; $100M, 2 yr. authorization Investing in growth and further strengthening balance sheet

Enterprise Strategy

Leverage the Core



Operating Model
Light Vehicle Driveline
Commercial Vehicle Driveline
Off-Highway Drive and Motion
Power Technologies
Operational Excellence
Purchasing & Supplier Dev.
Human Resources
Aftermarket
Business Dev. and M&A
Electrification
Core / Ind. / Mfg. Engineering
Heavy Manufacturing
Cross-BU KPIs

- Increase sharing of resources across business units
- Unlock value by leveraging core capabilities, technology, assets and people across the enterprise
- Operating model emphasizes shared enterprise functions
- Acquisitions have amplified benefits of leveraging our core

Source: Customer interviews, Roland Berger Q2 2016

© Dana 2018 31

February 2016 Transaction Value: $20mm December 2016 Transaction Value: $85mm EV / EBITDA: 5.0 – 6.0x February 2017 Transaction Value: ~$350mm EV / EBITDA Pre-Synergies: 11.5 – 12.0x Synergies: ~$30mm EV / EBITDA Post-Synergies: ~6.0x March 2017 Transaction Value: $100mm EV / EBITDA: ~5.0x Recent M&A Activity Market Reaction Strategic Rationale Transaction Metrics Axle Housings Driveline Shafts Proven M&A Capabilities Recognized by Investors

Light Vehicle Commercial Vehicle Off-Highway 3 2 1 4 6 5 Mining Constr. Agri. Other 7 8 COMPETITORS Power Technologies Mining Constr. Agri. Other 3 2 1 6 5 4 7 8 Dana’s Sealing and Thermal Products Reach Across All Mobility Segments… 7 8 Dana Is the Only Driveline Supplier Across All Vehicle Classes… Light-Duty Class 2 Mining Constr. Agri. Other 3 2 1 6 5 4 Driveline Medium-Duty Class Heavy-Duty Class Off-Highway Class Leverage the Core

Dana Aftermarket Portfolio

Market and technology trends driving increased outsourcing initiatives Flexible manufacturing to support higher content Leverage core capabilities to win new business Positioned for OEM Outsourcing Initiatives Select Examples

All-New Ford Ranger

Recognized Global Brands

Commercial Vehicle Off-Highway Light Vehicle TE14 powershift transmission Dana Smart-suite system for monitoring and control Production anticipated 1st half of 2018 2019 Silverado Class 4 medium duty Class 5 medium duty Production anticipated late 2018 Dana will supply: Front and rear axles Propshafts Thermal heat shields, valve stem seals, and axle gaskets Major New Program Wins

Investing to optimize global footprint and align with customers’ global sourcing patterns Focused on under-served regions and driving disproportionate growth in Asia Success in emerging markets driven by locally engineered and branded solutions T6 Program Ranger IMV Program Tacoma / Hilux HGRA Program Frontier / Navarra D-Max Program Colorado / Canyon / Rodeo Customer Assembly Locations Expand Global Markets

New Facilities – Rayong, Thailand & Chongqing, China Investment to Support New Business Backlog

Dana China at a Glance Manufacturing Footprint 2017 Sales Distribution Key Brands in China Key Customers in China Division Customer Shengyang Shanghai Chongqing Fuzhou Shiyan Xiangyang Yancheng Wuxi Facilities: 14 2 added in 2017 People: 7,000

Dana China History

Continuous Commitment & Investment

Year	Milestone
1991	Entered China market
1994	Shenyang Spicer Driveshaft (SSD) Co., Ltd. established
1995	Fujian Spicer Drivetrain System (FSD) Co., Ltd. established
2001	Dana (Wuxi) Technology Co., Ltd. opened
2005	Dongfeng Dana Axle (DDAC) Co., Ltd. established
2011	Increased the stake of DDAC to 50%
2012	Dana China Technology Center (DCTC) opened in Wuxi
2013	Asia Pacific Distribution Center opened in Wuxi
2014	Invested sealing production line in Wuxi
2015	25th Anniversary in China
2016	Brevini acquisition Including integration In China
2017…	LVD Chongqing Plant groundbreaking












Commercialize Advanced Technology

2012

TZL Powershift Transmission SOP in Wuxi



2013

Designed in China for China – Spicer® Rui Ma™ launched



2014

DCTC started leading mining and heavy-duty axle design globally



2014

Added MLS Gasket production to support growth



2015

Customized AWD system launched for China market



2017

Introduced new e-axles for electric transit buses and city delivery vehicles



© Dana 2018 42

Dongfeng Dana Axle Company Limited

DDAC Locations


Shiyan Component Plant
Shiyan Axle Plant
Xiangyang Axle Plant
Xiangyang HQ/ Engineering
Xiamen Assembly Plant



- Established in 2007
- Dana and Dongfeng Commercial Vehicle are each a 50% owner of DDAC
- Dongfeng CV is a joint venture between Volvo (45%) and Dongfeng Motor (55%)
- The JV designs, manufactures, and sells commercial vehicle axles for the truck and bus markets in China
- ~70% of sales are to Dongfeng

DONGFENG
DONGFENG MOTOR CORPORATION

VOLVO

DANA

© Dana 2018 43

Commercialize New Technology

Product Evolution Curve



Market Volume
Disconnect AWD
FWD Active Differential Control
Tire Pressure Management
MultiTwister Air/Oil Separation
Transmission Valve Body Plates
Battery Cooling
Electronics Cooling
Intelligent Load Management System
Fuel Cell Products
Variglide
Rhombus Tire Analytics
Development
Introduction
Growth
Mature
Product Time in Market

- **Investing in technology** that helps customers **address key secular trends**
- **Increasing content per vehicle** in driveline and power technologies
  – Expanded thermal-management needs to address heat from engines and electronics
  – Adoption of AWD architectures creates driveline growth opportunity
- Commercializing previous investments to **drive sales and profit growth**

© Dana 2018 44

Select New Technologies

Commercialize New Technology

ILMS

Intelligent Load Monitoring System


Pilot customers

Details

- Modular, integrated, protected sensor assembly
- Monitors vehicle stability & axle roll/pitch angles
- Estimates lifted loads & monitors axle shock loads

Spicer® OpTiMa™

Tire Pressure Management



Details

- Fully integrated automatic tire inflation system
- Provides integration for both drive and steer axles utilizing the current air system.
- Entered customer fleets in 2017

VariGlide®

variglide Planetary Variator


Primary Transmission
E-Axle

Details

- Scalable, high efficiency beltless CVT variator for primary transmission and electrification applications
- Passive, mechanical clamping system and low complexity controls

© Dana 2018 45

Mobile device data collection Measures tire wear trends Delivers predictive analytics Preemptively minimizes downtime Establishes optimal timeframes for scheduled replacement Leverages Dana’s drive system expertise to solve real-world customer problems SaaS Features and Functionality “This system helps us leverage our buying power with data…it’s kind of hard to imagine, Dana, a manufacturer, moving into this technology space, but they are…” Daniel J. Murphy, President & CEO Digital Services Offerings

Electrification Strategy

Vehicles that utilize Dana’s current driveline products, mainly full frame trucks and larger vehicles, will continue on a growth trajectory using traditional internal combustion engines These vehicles are expected to transition toward hybrid and electric propulsion much later in the cycle due to the high power and torque they require   Transit buses, city delivery vehicles, and other smaller vehicles will be moving more quickly to hybrid and electric architecture and represent an attractive growth opportunity for Dana to expand our addressable market and increase our content per vehicle  Dana is leveraging our deep drivetrain capabilities to deliver innovative products for these applications and establish a strong foundation to support future electrification in our traditional larger vehicle markets Dana’s Electrification Strategy – Summary

Dana Electric Vehicle Products

Battery Electric Drive

1



Electric Drive Unit



Scalable integrated EDUs for passenger car through light commercial vehicle segments

2



Medium Duty Rigid e-Axles



Modular e-Axle design that allows for vocation specialization needed in medium duty space

3



Bus Rigid e-Axles



Integrated and scalable designs that offer cost advantage to central motor architectures currently on the market

4



Construction e-Wheel and Track Drives



Planetary wheel drive with electric motor provides modular approach for wheeled OH machines with direct drive. Also available for tracked vehicles

5



Mining e-Transmissions



E-Transmissions optimized specifically for central motor architectures in mining applications

Thermal and Sealing Solutions

6 **Battery Cooling**

Chiller



Provides enhanced cooling capability using HVAC or other to cool the liquid battery coolant

Intercell Element



Cooling plates to extend battery life and maximize function..

Cold Plate



Cold plates offer lower system cost cooling.

7 **Inverter Cooling**

Insulated Gate Bipolar Transistors



New materials allow for chip size reduction leading to increased heat production

8 **Fuel Cell**

Bipolar Plates



Key component of Fuel Cell engine

© Dana 2018 49

e-Axle for Class 2 Light Commercial Van 1 Provides full system solution for light commercial van segment Single-speed, double-reduction gearbox with bolt-on electric motor and integrated anti-theft device Gearing and tooth geometry yields reduced noise Double-Reduction Gearbox

e-Axle for City Delivery Vehicles Bolt-on e-Axle replaces centralized motor architecture for optimal driveline system 176 kg weight reduction and 11% reduction in energy consumption and improved vehicle packaging 2 Application for Class 5 Trucks

e-Axle for Transit Buses Integrated e-Axle replaces centralized motor architecture for optimal flexibility Wide range of traction drive motors for maximum application coverage Improved vehicle packaging and weight reduction over conventional drivetrain EP8: Med-Bus < 13,000 kg GVW EP6: Mini-Bus < 8000 kg GVW 3

e-Planetary Wheel and Track Drive Electric 3-stage planetary hub drive with semi-integrated motor and integrated brake options Highly efficient with a compact modular design Dana is a single source for all off-highway drive and motion systems 4 Electric Drive for Off-Highway Applications

E-Transmission for Mining Applications 5 Electric Transmission Electrification of mining applications offers opportunity for market expansion EV’s reduce mining production cost and environmental impact Program currently launching with Sandvik

Battery Cooling 6 Liquid Cooled Plates Extends battery life and shortens charging time Uniform surface temperature of plates allows for faster warm-up Larger cold plates possible due to precision laser joining Over 20 million plates shipped to over 20 customers in North America, Asia, and Europe

Power Electronics Cooling 7 Electronics and Inverter Cooling Increases efficiency and extends life of sensitive electronics Lightweight aluminum construction for low thermal resistance Ultra clean flux-less brazing with superior flatness Direct application for electric axles and inverters

Fuel Cells Plates 8 Vehicle and Stationary Applications Key component of a fuel cell with multiple plates per cell Metallic plates used for high power density automotive applications Graphite composite used for durability in stationary and bus applications In production for over 10 years

Enterprise Strategy Driving Growth: $800M Backlog Through 2020 World Excellence Award Supplier Quality Excellence Supplier Excellence Award Innovation Supplier of the Year Best Supplier Award Excellence in Innovation Toledo Manufacturing Győr Gear Plant Yancheng Manufacturing Chongqing Manufacturing Electric Drive Units Integrated E-Axles Battery & Electronics Cooling Electric Wheel & Track Drives Enterprise Strategy Execution +80bps Margin expansion

© Dana 2018 Financials and Outlook

2017 Year-End Review sales $7.2 billion 24% from prior year adjusted EBITDA $835 million $175M increase from prior year margin 11.6 30bps increase from prior year % diluted adjusted EPS $2.52 30% increase from prior year recognition 37 customer and industry honors +12 increase from prior year increase patents >10K 20% increase from prior year $500M sales increase from prior year inorganic growth 4 acquisitions successfully integrated

Financial Overview

Sales



$ in Billions
$6.1
$5.8
$7.2
~$7.6
~$7.9
±2%
±2%
2015A
2016A
2017A
2018T
2019T
+$1.8B
7% CAGR

Adjusted EBITDA



$ in Millions
10.8%
11.3%
11.6%
12.3%
12.8%
$652
$660
$835
$935
$1,010
±3%
±3%
2015A
2016A
2017A
2018T
2019T
Adj. EBITDA
Margin
+$358M
+200bps

Cash Flow % of Sales



6.7%
6.6%
7.7%
~7.5%
~9.0%
4.3%
5.5%
5.5%
~4.0%
~4.0%
2.4%
1.1%
2.2%
~3.5%
~5.0%
2015A
2016A
2017A
2018T
2019T
Operating Cash Flow
Capital Expenditures
Free Cash Flow
+260bps

Diluted Adjusted EPS



$1.74
$1.94
~$2.52
~$2.75
~$3.00
±5%
±5%
2015A
2016A
2017A
2018T
2019T
+$1.26

See back of presentation for comments regarding the presentation of non-GAAP measures.

A=Actual; T=Target

© Dana 2018
61

2018 – 2020 Sales Backlog: $800 Million Future growth will outperform market due to booked business Backlog includes booked incremental new business net of any lost replacement business Increased by $50M or 7% over prior three year disclosure Backlog increase due to new business wins as currency and market expectations remain stable Region Customer Segment +$300 +$300 +$200 $ in Millions Key Platforms

2018 FY Financial Guidance

- Sales guidance exceeds prior long-term financial targets one year early largely due to pace of market recovery
- Adjusted EBITDA guidance exceeds prior 2019 targets by $15M while margin progresses nicely towards 12.8% target
- Free cash flow guidance continues to progress towards 5% target as profits grow and capital expenditures return to ambient levels
- Diluted adjusted EPS expected to benefit by $0.10 as a result of U.S. tax reform

Sales	Adjusted EBITDA
~$7.6B	~$935M
+/- $100M	*+/- $25M, ~12.3% margin*
+$400M vs 2017, 6% growth	*+$100M vs 2017, 12% growth*

Free Cash Flow	Diluted Adjusted EPS
~3.5%	~$2.75
	+/- $0.15
+130 bps vs 2017	*+$0.23 vs 2017*

Projecting significant increases to all key financial metrics

See appendix for comments regarding the presentation of non-GAAP measures

© Dana 2018 63

2019 FY Financial Targets

- Sales guidance exceeds prior long-term financial targets one year early largely due to pace of market recovery
- Adjusted EBITDA guidance exceeds prior 2019 targets by $15M while margin progresses nicely towards 12.8% target
- Free cash flow guidance continues to progress towards 5% target as profits grow and capital expenditures return to ambient levels
- Diluted adjusted EPS expected to benefit by $0.10 as a result of U.S. tax reform

Sales	Adjusted EBITDA
~$7.9B	>$1B
+/- $100M	***+/- $25M, ~12.8% margin***
+$300M vs 2018T, 4% growth	***+$65M vs 2018T, 7% growth***

Free Cash Flow	Diluted Adjusted EPS
~5%	~$3.00
	+/- $0.15
+150bps vs 2018T	***+$0.25 vs 2018T***

Projecting significant increases to all key financial metrics

See appendix for comments regarding the presentation of non-GAAP measures

T=Target

© Dana 2018 64

Outlook



2016 - 2017

- Introduced Enterprise Strategy: Shifting Into Overdrive
- 4 businesses acquired and integrated
- Profitable organic and inorganic growth of more than $1B delivers 80 bps of margin expansion
- $750M of 3-year sales backlog

2018

- Acquisitions synergies recognized
- Sales continue to grow as backlog is converted and markets grow
- Margins to expand by 70bps on growth and acquisition synergies
- FCF improves to ~3.5% of sales
- 3-year sales backlog grows to $800M

2019

- Sales growth expected to continue as markets remain strong and backlog continues to convert to sales
- FCF improves to ~5% of sales on profit growth and normalized capital expenditures of ~4% of sales

© Dana 2018 65

J.P. Morgan Auto Conference August 8, 2017 Jonathan Collins Executive Vice President & Chief Financial Officer © Dana 2018 Combination with GKN Driveline Creating a Global Leader in Electrified Drive Systems

Transaction Summary

Transaction Terms

- Dana to combine with GKN Driveline for consideration of:
  - $3.5 billion in Dana plc stock (133 million newly issued shares)
  - $1.6 billion in cash
  - Assumption of certain pension liabilities (approximately $1.0 billion, net)
- Transaction Value
  - Implied 8.1x 2017 adjusted EBITDA[1] (including assumed pensions)
  - 5.5x 2017 adjusted EBITDA[1] (pro forma for expected cost synergies and tax efficiencies)
  - Dana's current 2017 multiple is 6.7x
- Ownership: Dana shareholders 52.75% / GKN shareholders 47.25%
  - Strong proforma balance sheet with net debt to adjusted EBITDA[1] of 2.0x

Timing / Approvals

- Subject to customary shareholder and regulatory approvals
- Estimated close in H2 2018

Corporate Structure

- Dana CEO and CFO will lead global organization
- Dana will expand its Board with two independent designees from GKN
- Combined company to be domiciled in U.K. as Dana plc
- Remains listed on NYSE

[1]Includes GKN's pro rata share of joint ventures.

See appendix for comments regarding the presentation of non-GAAP measures
© Dana 2018
67

J.P. Morgan Auto Conference August 8, 2017 Jonathan Collins Executive Vice President & Chief Financial Officer © Dana 2018 History and Overview

Dana & GKN: A Journey of Long-term Partnership Strong cultural fit and long history together GUEST, KEEN & NETTLEFOLDS Dowlais Ironworks 1954 1759 1902 1904 1983 2018 1995 2011 1999 2002 plc Discussions Begin 7 Joint Ventures 3 Acquisitions by Dana 4 Acquisitions by GKN Global Transaction History 2017 1966 1946

© Dana 2018 $ 2017 sales: $7.0 billion1 61 Manufacturing Locations in 23 countries 5 R&D Centers 1,680 Patents & Applications ~35,000 people 22 Customer Recognitions in 2017 Founded in 1966 Snapshot 1Inclusive of pro rata share of joint ventures.

Complete Driveline Systems Offering


Electro-Magnetic Control Device
Open Differential
Electronic Torque Manager
Electronic Differential Lock
Front Sideshaft
Limited Slip Differentials
Power Transfer Unit Disconnect
Countertrack™ Jointed Propshaft
Crosstrack™ Propshaft Joint
Countertrack™ Joint & Face Spline
ECO$_2$ Twinster®
Rear Sideshaft
Two-piece Propshaft
Electronic Torque Vectoring
eTransmission
eAxle

© Dana 2018 71

J.P. Morgan Auto Conference August 8, 2017 Jonathan Collins Executive Vice President & Chief Financial Officer © Dana 2018 Strategy and Execution

Compelling Strategic Combination Scaling the Portfolio Completing the Platform Delivering Value Leading Electrification

Strategic Fit Increasing content with Dana existing customers Adding key light- vehicle customers Increasing platforms served Increased penetration in high-growth markets Unparalleled China presence Balanced global footprint Adding world-class engineering capabilities Adding all-wheel-drive capabilities Leveraging GKN Driveline’s position in eDrives Core electrification technology applicable to all mobility markets Complementary core processes and capabilities Significant synergy opportunity Strong balance sheet Complementary market portfolios

Proven Acquisition Capability 2016 2017 2015 2018 Proven record of accretive acquisitions and successful integrations Transformational Tuck-in

Leadership Driving Transformation ($ in millions) CEO Kamsickas CFO Collins Join Dana Sales EBITDA Margin

J.P. Morgan Auto Conference August 8, 2017 Jonathan Collins Executive Vice President & Chief Financial Officer © Dana 2018 GKN Driveline Highlights

A Leading Provider of eDrive Systems...

Pioneer in Electric Driveline Systems

- **With 9 programs in production and >700,000 electric axle drives produced to date, GKN Driveline's experience is unmatched**
- **8 programs to launch, including 4 in China**

eDrive Offerings

Battery Electric

Plug-in Hybrid

Full Hybrid

Mild Hybrid

Micro Hybrid


Co-axial eAxles


Integrated eDrive systems


Multi-speed eAxles


Multimode eTransmission


Single-speed eAxles

Illustrative Automotive Platforms


Mitsubishi Outlander


FIAT 500e


Nissan Cube


Peugeot 3008 HY4


BMW X1


BMW 2 series Active Tourer


Volvo XC90


Porsche 918 eSpyder

Recent Awards

GM

2017 Supplier Quality Excellence Award

Post | BATH APPRENTICESHIP AWARDS 2016

2017 Supplier Quality Excellence Award

Ford

2016 Certification for Manufacturing Excellence

The Telegraph cars Awards

2015 Eco Innovation of the Year



***Automotive News* PACE Awards**

- 2015 **Winner** – Two-Speed eAxle – BMW
- 2016 **Winner** – VL3 Driveshaft System – BMW
- 2017 **Winner** – Volvo eAxle

© Dana 2018
78

… With Growing Content per Vehicle… Front-Wheel-Drive (FWD) Internal Combustion Engine All-Wheel-Drive (AWD) Internal Combustion Engine FWD – AWD Battery Electric ~10x ~2x Gearbox Motor Inverter Software / Controls

The Right Product for Every Vehicle Architecture … Poised for Exponential Growth… BEV 88 101 110 (units in millions) Source: IHS. Hybrid transmissions eAxles Integrated eDrive modules Optimized AWD drivetrains ICE PHEV HEV BEV

…With an Exceptional Presence in China 2017-2025 CAGR: >40% (units in millions) 3.0 30 years of experience and growth in China Over $1.3 billion in sales 1st western Tier 1 automotive components supplier in China Shanghai Driveline Systems joint venture, established in 1988 with HUAYU Automotive Strong customer relationships Electric Vehicle Market in China Joint Venture Overview

J.P. Morgan Auto Conference August 8, 2017 Jonathan Collins Executive Vice President & Chief Financial Officer © Dana 2018 Combination Rationale

Unique Strategic Combination Combined sales of $14.2 billion Leadership positions across all three mobility markets World-class management team with deep industry expertise Scaling the Portfolio Leading eDrive systems innovator Double content in shift to EV Significant market growth Core technology applicable in all three end-markets Leading Electrification Enhanced customer coverage Comprehensive product offering Broad end market access Balanced geographic presence Completing the Platform Unlocking $235 million of expected cost synergies Immediate earnings accretion Strong balance sheet Poised for premium valuation Delivering Value

Scaling Up to be a Global Leader

A Global Leader in Drive Systems(1)



($ in billions)
$14.2
$0.8
$13.4
$7.2
$7.0
$0.8
$6.2
DANA
+
GKN
Driveline
BorgWarner
Continental
Powertrain
ZF
Car Powertrain Technology
DANA
GKN
Driveline
MAGNA
Powertrain
Valeo
Powertrain
LINAMAR
Delphi Technologies
Reported Sales
Proportional Unconsolidated JV Sales

- Leading provider of drive systems across all 3 major mobility markets
- Creates the largest driveline supplier in the world

Note: GKN Driveline financials figures converted from GBP to USD at 1.287 GBP/USD.
[1]Based on 2017 sales figures.

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Most Comprehensive eDrive Offering…

GKN Electric Driveline Capabilities

Single-speed eAxles



Multi-speed eAxles



Co-axial eAxles



Multimode eTransmissions



Integrated eDrive Systems



Dana Electric Driveline Capabilities

Medium-duty



EP 8 Transit Bus Axle



Mining Transmissions



Select Vehicles

Sports Cars



BMW I8

CUV/SUV



Mitsubishi Outlander



Volvo XC90

Electric Vans



Street Scooter

City Delivery


ZENITH

Zenith Electric Van

Light Trucks



Freight Truck



Transit Bus



DongFeng Alpha Bus

Mining Truck



Sandvik DD422iE

GKN Driveline → Gross Vehicle Weight Continuum

Gross Vehicle Weight Continuum ← DANA

Dana and GKN's electric-vehicle capabilities and end markets are highly complementary

© Dana 2018 85

…With Significant CPV Increase Internal Combustion Engine Electric Trucks Buses Construction ~2x ~2x ~1x

Diversified Business Mix… = Ë = Ë Note:Based on 2017 sales figures, inclusive of GKN’s pro rata share of joint ventures. GBP converted to USD at a rate of 1.287. Dana / GKN Driveline Dana GKN Driveline Balanced End- Market Mix Global Coverage of All Major Customers GM 8%

…With a More Complete Product Offering

	Light Vehicle				Commercial Vehicle		Off-Highway	
	FWD	AWD	RWD	4WD	Commercial	Mass transit	Agriculture	Construction
DANA	✗	✓	✓	✓	✓	✓	✓	✓
GKN Driveline	✓	✓	✗	✗	✗	✗	✓	✓
DANA + GKN Driveline	✓	✓	✓	✓	✓	✓	✓	✓
Competitor A	✗	✗	✓	✓	✗	✗	✗	✗
Competitor B	✗	✗	✗	✗	✓	✓	✗	✗
Competitor C	✗	✗	✗	✗	✗	✗	✓	✓

© Dana 2018 88

Balanced Geographic Presence …



Dana
GKN Driveline
Dana / GKN Driveline
Americas 51%
EMEA 30%
RoW 19%
Americas 35%
EMEA 39%
RoW 27%
Americas 43%
EMEA 34%
RoW 23%
Legend
Dana
GKN Driveline

Total pro forma combined sales in China of $2.6B[1]

Combination brings together two of the largest driveline joint ventures in China

Note: Based on 2017 sales figures, inclusive of GKN's pro rata share of SDS joint venture.
GBP converted to USD at a rate of 1.287.
[1]Inclusive of 100% of DDAC joint venture (Dana) and 100% of SDS joint venture (GKN).

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#1 #2 #3 #4 #5 #1 #2 #3 #4 #5 …With Industry Leading Joint Ventures in China Top Chinese Light Vehicle OEMs Top Chinese Commercial Vehicle OEMs Dana and GKN have joint ventures with the largest Chinese OEMs + = + = DDAC Source: IHS. OEM Supplier Joint Venture OEM Supplier Joint Venture

Significant Synergies


~$235
Million
$120
$70
$45

Procurement
- Purchasing scale benefits
- Align commercial terms
- Strategic supply partnerships

Operating Efficiencies
- Integrate global footprint
- Lean manufacturing

SG&A
- Leverage corporate structure
- Utilize common resources

- **Synergies equal to ~1.7% of combined sales**
- **Synergies to be implemented within first three years**
- **Three-year implementation cost expected to be between $250-$300 million**

Significant and achievable near-term cost synergy plan

Note: Please see Synergy Information rider at the end of presentation for further synergies details.

© Dana 2018 91

J.P. Morgan Auto Conference August 8, 2017 Jonathan Collins Executive Vice President & Chief Financial Officer © Dana 2018 Value Creation

Attractive Financial Profile

2017 Sales


$ in billions
$7.2
$7.0
$0.8
$6.2
$14.2
$0.8
$13.4
DANA
Driveline
DANA
Driveline

2017 Adjusted EBITDA / Margin[1]


$0.8
11.6%
$0.8
$0.2
$0.6
10.8%
$1.8
$0.2
$0.2
$1.4
12.8%2
DANA
Driveline
DANA
Driveline

Proportional Unconsolidated JV Sales Run-Rate Synergies

Source: Dana financials based on reported financials. GKN Driveline financials on reported financials, including restatement of Off-Highway business per 1H 2017 financials GKN JV D&A based on trading profit %.
Note: GBP converted to USD at 1.287.
[1]Adjusted for estimated R&D capitalized by GKN Driveline of $32m
[2]EBITDA margins include pro forma synergies.

© Dana 2018 93

Strong Balance Sheet Pro Forma Capitalization Committed debt financing in place No maturities until 2023 Robust liquidity approaching $2 billion Cash flow generation enables rapid deleveraging on path to investment grade credit metrics Pensions assumed from GKN largely “Pay-as-you-go”; UK plan fully-funded at close 1Includes GKN’s pro rata share of joint ventures 1

A Winning Proposition for All Stakeholders Substantial synergies and significant value creation potential Transformational leadership team Dana has increased shareholder value by more than 130% over the past two years Best-in-class global governance OEMs prefer working with suppliers they trust and have developed partnerships with over many years Full alignment on long-term investment to develop differentiated products Benefits from pooling of two suppliers with complementary strengths and technologies Dana’s exceptional people culture focused on employee engagement Strong, complementary cultures with an engineering DNA Energized and talented global workforce Broader opportunities for all employees Diversity driving an inclusive work environment Stakeholders Customers Employees plc

Unique Strategic Combination Scaling the Portfolio Completing the Platform Delivering Value Leading Electrification

Accelerating Electrified Mobility Growing Through Transformation Executing Enterprise Strategy Increasing Shareholder Value

Appendix

The preceding slides refer to Adjusted EBITDA, a non-GAAP financial measure which we have defined as net income before interest, taxes, depreciation, amortization, equity grant expense, restructuring expense and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.). Adjusted EBITDA is a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. We use adjusted EBITDA in assessing the effectiveness of our business strategies, evaluating and pricing potential acquisitions and as a factor in making incentive compensation decisions. In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate financial performance of our company relative to other Tier 1 automotive suppliers. Adjusted EBITDA should not be considered a substitute for income before income taxes, net income or other results reported in accordance with GAAP. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Diluted adjusted EPS is a non-GAAP financial measure which we have defined as adjusted net income divided by adjusted diluted shares. We define adjusted net income as net income attributable to the parent company, excluding any nonrecurring income tax items, restructuring charges, amortization expense and other adjustments not related to our core operations (as used in adjusted EBITDA), net of any associated income tax effects. We define adjusted diluted shares as diluted shares as determined in accordance with GAAP based on adjusted net income. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to EPS reported by other companies. Diluted adjusted EPS is neither intended to represent nor be an alternative measure to diluted EPS reported under GAAP. Free cash flow is a non-GAAP financial measure which we have defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment. We believe this measure is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Free cash flow is neither intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities reported under GAAP. Free cash flow may not be comparable to similarly titled measures reported by other companies. Please reference the “Non-GAAP financial information” accompanying our quarterly earnings conference call presentations on our website at www.dana.com/investors for reconciliations of adjusted EBITDA, diluted adjusted EPS and free cash flow to the most directly comparable financial measures calculated and presented in accordance with GAAP. We have not provided a reconciliation of our adjusted EBITDA and diluted adjusted EPS outlook to the most comparable GAAP measures of net income and diluted EPS. Providing net income and diluted EPS guidance is potentially misleading and not practical given the difficulty of projecting event driven transactional and other non-core operating items that are included in net income and diluted EPS, including restructuring actions, asset impairments and income tax valuation adjustments. The reconciliations of these non-GAAP measures with the most comparable GAAP measures for the historical periods presented on our website are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance. Non-GAAP Financial Information

The information regarding synergies and similar information elsewhere in this presentation relate to the synergies being targeted by Dana following the consummation of the transactions. The estimates and forward-looking statements are necessarily speculative in nature and it can be expected that some or all of the assumptions relating to such information may not materialize or will vary significantly from actual results. As a result, there is no assurance that the synergies will be realized. We undertake no obligation to update publicly any information relating to synergies or other forward-looking statement for any reason after the date of this document to conform these statements to actual results or to changes to our expectations. Synergy Information